

November 1, 2010

Kevin P. Dowd
Chairman of the Board
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

  Re: C&D Technologies, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed October 21, 2010
    File No. 001-09389

Dear Mr. Dowd:

  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise to incorporate the comments we have raised on the Form S-4 filed October 21, 2010 and vice versa, as applicable.

Quorum; Voting Rights, page 9

2. Please revise to state the vote required by common stockholders to approve the prepackaged bankruptcy. Please revise to describe the effect of abstentions and unmarked ballots on the numerosity requirement that the prepackaged plan must be accepted by more than two-thirds in amount of common stock that are actually voted.

3. Please describe your instructions for nominee holders regarding transmitting all solicitation documents to beneficial holders of common stock and aggregating completed ballots from beneficial holders in order to ensure that the voting results satisfy the numerosity requirement.

4.   Please describe your procedures for ensuring against duplication in counting votes for calculating the numerosity requirement for holders of common stock with multiple accounts, and for determining which holders will receive multiple ballots.

Form of Ballot to Accept or Reject the Prepackaged Bankruptcy Plan

5.   Please revise to state that the ballot is being solicited by the board. Refer to Rule 14a-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have any questions.

                                            Sincerely,

                                            Russell Mancuso
                                            Branch Chief

cc (via fax):   Ettore A. Santucci, Esq.
                 Goodwin Procter LLP